Exhibit 4.6

RESTRUCTURING AGREEMENT

This Restructuring Agreement (this “Agreement”) is entered into as of November __, 2022, by and between GHS INVESTMENTS, LLC, a Nevada limited liability company (“Holder”), and NATURALSHRIMP INCORPORATED, a Nevada corporation (“Company”). Capitalized terms used in this Agreement without definition shall have the meanings given to them in the Warrant (as defined below).

A. Company previously issued to the Holder a warrant, dated ________ (the “Warrant”), exercisable to purchase ________ shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”).

B. Company previously issued to Holder shares of Company’s Series E Convertible Preferred Stock, par value $0.0001 per share (the “Series E Convertible Preferred Stock”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the parties hereto acknowledges and agrees that the recitals set forth above in this Agreement are true and accurate and are hereby incorporated into and made a part of this Agreement.

2. Warrants. The Warrant, none of which has been exercised, shall be, in accordance with that certain merger agreement dated as of October 24, 2022, by and among Company, Yotta Acquisition Corporation, a Delaware corporation (“Parent”), and Yotta Merger Sub, Inc., a Nevada corporation (the “Merger Agreement”), at Holder’s option in accordance with notice provided to Company pursuant to Section 16 hereof at least five business days prior to Closing (as defined in the Merger Agreement) either: (a) contingent on and effective at Closing, cancelled in exchange for a cash payment equal to the per Warrant Share (as defined in the Warrant) value thereof based on the Black Scholes Value (as defined in the Warrant) multiplied by the number of Warrant Shares on the Closing Date (as defined in the Merger Agreement) and an Exercise Price (as defined in the Warrant) equal to 80% of the average volume weighted average price of the Company Common Stock during the five trading day period immediately prior to the Closing Date (the “Adjusted Exercise Price”); or (b) as of the Effective Time (as defined in the Merger Agreement), canceled and treated as if exercised for that number of shares of Company Common Stock calculated using the Black Scholes Value, the number of Warrant Shares on the Closing Date and the Adjusted Exercise Price, with the shares of Company Common Stock that would have been due to Holder as a result of such exercise of the Warrant treated as issued to Holder and converted into the right to receive (i) the Closing Per Share Merger Consideration (as defined in the Merger Agreement) plus (ii) the Additional Per Share Merger Consideration (as defined in the Merger Agreement), if any, at the time and subject to the contingencies set forth in Section 3.7 of the Merger Agreement. In addition, in the event that Holder elects the option set forth in clause (b) of this Section 2, the calculation set forth in Section 3(b) below will also apply to the shares receivable by Holder pursuant to clause (b) of this Section 2.

3. Series E Convertible Preferred Stock.

(a)	All of the shares of Series E Convertible Preferred Stock owned beneficially and of record by Holder immediately prior to the Effective Time shall be canceled and treated as if converted into that number of shares of Company Common Stock equal to (i) the Stated Value (as defined in the Certificate of Designations of the Series E Convertible Preferred Stock) per share plus any unpaid dividends, multiplied by 1.25, divided by (ii) 80% of the average volume weighted average price of the Company Common Stock during the five trading day period immediately prior to the Closing Date. The shares of Company Common Stock that would have been due to the holder as a result of the conversion of such shares of Series E Convertible Preferred Stock shall be treated as issued to Holder and converted, as of the Effective Time, into the right to receive (y) the Closing Per Share Merger Consideration plus (z) the Additional Per Share Merger Consideration, if any, at the time and subject to the contingencies set forth in Section 3.7 of the Merger Agreement.

(b)	Notwithstanding the foregoing Section 3(a), in addition to the number of shares of Parent Common Stock (as defined in the Merger Agreement) that Holder is entitled to receive pursuant to Section 3(a), Holder shall be entitled to receive, upon the Effective Time, an additional number of Closing Merger Consideration Shares as are necessary to ensure that the per-share value of the shares of Parent Common Stock that Holder is entitled to receive pursuant to Section 3(a) is not less than the per-share value (based on the effective purchase price) of the aggregate shares of Parent Common Stock then held by any Parent Stockholder (as defined in the Merger Agreement) after taking into account any newly-issued shares of Parent Common Stock that such Parent Stockholder acquires directly from Parent subsequent to the date of the Merger Agreement and prior to the Closing. For clarification, any calculation pursuant to this Section 3(b) shall not reference, include, or consider the issuance or other status of the Sponsor Forfeiture Shares (as defined in the Merger Agreement).

4. Representations and Warranties. In order to induce Holder to enter into this Agreement, Company, for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees as follows:

(a) Company has full power and authority to enter into this Agreement and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action. No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Agreement or the performance of any of the obligations of Company hereunder.

(b) There is no fact known to Company or that should be known to Company that Company has not disclosed to Holder on or prior to the date of this Agreement that would or could materially and adversely affect the understanding of Holder expressed in this Agreement or any representation, warranty, or recital contained herein.

(c) Except as expressly set forth in this Agreement, Company acknowledges and agrees that neither the execution and delivery of this Agreement nor any of the terms, provisions, covenants, or agreements contained in this Agreement shall in any manner release, impair, lessen, modify, waive, or otherwise affect the liability and obligations of Company under the terms of the Transaction Documents.

(d) Company has no defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action of any kind or nature whatsoever against Holder, directly or indirectly, arising out of, based upon, or in any manner connected with, the transactions contemplated hereby, whether known or unknown, which occurred, existed, was taken, permitted, or begun prior to the execution of this Agreement and occurred, existed, was taken, permitted or begun in accordance with, pursuant to, or by virtue of any of the terms or conditions of the Transaction Documents. To the extent any such defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action exist or existed, such defenses, rights, claims, counterclaims, actions and causes of action are hereby waived, discharged and released. Company hereby acknowledges and agrees that the execution of this Agreement by Holder shall not constitute an acknowledgment of or admission by Holder of the existence of any claims or of liability for any matter or precedent upon which any claim or liability may be asserted.

(e) All shares issued pursuant to this Agreement will be included on the Form S-4 Registration Statement filed by Parent in connection with the Merger Agreement.

5. Certain Acknowledgments. Each of the parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Holder to Company in connection with this Agreement or any other amendment to the Notes granted herein.

6. No Reliance. Company acknowledges and agrees that neither Holder nor any of its officers, directors, equity holders, representatives or agents has made any representations or warranties to Company or any of its agents, representatives, officers, directors, members, managers, or employees except as expressly set forth in this Agreement and the Transaction Documents and, in making its decision to enter into the transactions contemplated by this Agreement, Company is not relying on any representation, warranty, covenant or promise of Holder or its officers, directors, equity holders, agents or representatives other than as set forth in this Agreement.

7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer named below or such officer’s successor, or by facsimile (with successful transmission confirmation which is kept by sending party), (ii) the earlier of the date delivered or the third Trading Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Trading Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by five (5) calendar days’ advance written notice similarly given to each of the other parties hereto):

If to Company:

NaturalShrimp Incorporated

Attn: Gerald Easterling

5501 LBJ Freeway, Suite 450

Dallas, Texas 75240

With a copy to (which copy shall not constitute notice):

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Telephone: (732) 395-4400

E-mail: jlucosky@lucbro.com

Attention: Joseph M. Lucosky, Esq.

If to Holder:

With a copy to (which copy shall not constitute notice):

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

HOLDER:

GHS INVESTMENTS, LLC

By:

COMPANY:

NaturalShrimp Incorporated

By:
Printed Name:	Gerald Easterling
Title:	President / CEO

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